October 29, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Xinyuan Real Estate Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2023 SEC File No.: 001-33863

Dear Sir/Madam,

This letter sets forth the response of Xinyuan Real Estate Co., Ltd. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the Fiscal Year ended December 31, 2023 (File No. 001-33863) filed on May 15, 2024.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that all references to page numbers in the responses below are references to the page numbers in the Form 20-F Amendment No.1 for the Fiscal Year Ended December 31, 2023 (the “Form 20-F/A”) filed concurrently with the submission of this letter. The Form 20-F/A contains the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Form 20-F/A indicating changes made since the last submission is being provided separately to the Staff together with this letter. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 20-F/A.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 3. Key Information, page 5

1. At the outset of Item 3, please disclose prominently in this section that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China.

The Company respectfully acknowledges the Staff’s comment that the Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries based in China, and has added the disclosure in the section entitled “Our Holding Company Structure” at the outset of Item 3 of the Form 20-F/A on page 1.

2. At the outset of Item 3, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

The Company respectfully acknowledges the Staff’s comment and has added the disclosure in the sections entitled “Risks Associated with Being Based in and Having the Majority of Our Operations in China” and “The Holding Foreign Companies Accountable Act” at the outset of Item 3 of the Form 20-F/A, beginning on page 1. The Company has also provided cross references to the related discussions in the risk factors.

In addition, the Company has made corresponding revisions to certain disclosure in the section entitled “Risks Related to Doing Business in China” under Item 3 of the Form 20-F/A on pages 35, 36, 42, 43, and 44, respectively.

3. At the outset of Item 3, provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

The Company respectfully acknowledges the Staff’s comment and has added the disclosure in the sections entitled “Cash and Asset Flows through Our Organization” and “Restrictions and Limitations on Transfer of Cash and Cash Dividend Distribution” at the outset of Item 3 of the Form 20-F/A, beginning on pages 2 and 3, respectively. The Company further added cross references to the related discussions in the risk factors.

In addition, the Company has made corresponding revisions to certain disclosure in the sections entitled “Risks Related to Our Business” and “Risks Related to Doing Business in China” under Item 3 of the Form 20-F/A on pages 6, 15, 36, and 37, respectively.

4. At the outset of Item 3, disclose the risks that being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully acknowledges the Staff’s comment and has added the disclosure in the section entitled “Risks Associated with Being Based in and Having the Majority of Our Operations in China” at the outset of Item 3 of the Form 20-F/A beginning on page 1. The Company has also added cross references to the related discussions in the risk factors.

In addition, the Company has made corresponding revisions to certain disclosure in the sections entitled “Risks Related to Doing Business in China” under Item 3 of the Form 20-F/A on pages 35 and 36, respectively.

5. At the outset of Item 3, disclose in this section each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has added the disclosure in the section entitled “Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offering” at the outset of Item 3 of the Form 20-F/A beginning on page 4.

In addition, the Company has made corresponding revisions to certain disclosure in the sections entitled “Risks Related to Doing Business in China” and “Regulatory Developments on Data Privacy” under Items 3 and 4 of the Form 20-F/A on pages 18, 20, 24, 25, 52, and 53, respectively.

There are uncertainties regarding the interpretation . . ., page 36.

6. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

In response to the Staff’s comment, the Company has added a risk factor entitled “Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs” in the section entitled “Risk Factors” under Item 3 of the Form 20-F/A beginning on page 35.

In addition, the Company has included a summary of such disclosure in the section entitled “Risks Associated with Being Based in and Having the Majority of Our Operations in China” at the outset of Item 3 of the Form 20-F/A on page 1.

Regulatory Developments on Data Privacy, page 86

7. Please revise your disclosure to explain how oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised its disclosure in the section entitled “Regulatory Developments on Data Privacy” under Item 4 of the Form 20-F/A beginning on page 52.

*****

Thank you for your consideration in reviewing the above responses. If you have any questions or wish to discuss any aspect of the Form 20-F/A, please contact the undersigned.

Very truly yours,

/s/ Yong Zhang
Name: Yong Zhang
Title: Chief Executive Officer